UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for sale of Mangue Seco 3 e 4

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Rio de Janeiro, January 7 , 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on June 12, 2020, informs that it signed today with V2I Transmissão de Energia Elétrica S.A., with Vinci Partners Investimentos Ltda. as manager, a contract for the joint sale with Wobben Windpower Indústria e Comércio Ltda (Wobben) of all of its stakes (51% Wobben and 49% Petrobras) in the companies Eólica Mangue Seco 3 – Geradora e Comercializadora de Energia Elétrica S.A. (“Eólica Mangue Seco 3”) and Eólica Mangue Seco 4 – Geradora e Comercializadora de Energia Elétrica S.A. (“Eólica Mangue Seco 4”), which own and operate the wind power farms with the same names.

The total value of the sale related to the 49% stake of Petrobras was R$ 89.9 million for both companies , to be paid in two installments, being R$ 22.5 million paid today and R$ 67.4 million at the closing of the transaction, without considering the further agreed price adjustments.

The closing of the transaction is subject to the fulfillment of precedent conditions, such as the approval by Banco do Nordeste do Brasil, the wind farm development financer, and the Administrative Council for Economic Defense (CADE).

This disclosure is in accordance with the internal rules of Petrobras and with the special regime of divestment of assets by the federal mixed economy companies, provided in Decree 9.188/2017.

This operation is aligned with the portfolio optimization strategy and the improvement of the company's capital allocation, aiming at maximizing value for its shareholders.

About Eólicas Mangue Seco 3 and Mangue Seco 4

The wind parks Mangue Seco 3 and Mangue Seco 4 are part of a complex of four wind farms (Mangue Seco 1, Mangue Seco 2, Mangue Seco 3 and Mangue Seco 4) located in Guamaré, in the state of Rio Grande do Norte, with a total installed capacity of 104 MW. The companies EólicaMangue Seco 3 and Eólica Mangue Seco 4 own and operate the two wind farms, with a total capacity of 52 MW, 26 MW each.

About Vinci Partners Investimentos Ltda.

Vinci is a limited company responsible for the management of infrastructure funds of the Vinci Partners Group, thus understood as Vinci Partners Investimentos Ltda. and its subsidiaries ("Vinci Group"), which currently has over R$ 47 billion under management. The Vinci Group was founded in 2009 and has 226 employees, including 33 partners, divided into offices in Rio de Janeiro, São Paulo, Recife and New York.

The Vinci Group has investments in various sectors of the economy, among which are the investments made in Equatorial Energia S.A. (energy), Light (energy), LEST - Linhas de Energia do Sertão Transmissora (energy), Água Vermelha Transmissora (energy), Arcoverde Transmissão de Energia (energy), Transmissora Porto Alegrense de Energia (energy), Grupo Los Grobo (agribusiness), Austral (insurance and reinsurance), Unidas (car rental), Inbrands (retail), Burger King (retail), Le Biscuit (retail), Cecrisa (ceramic tiles), Companhia Brasileira de Offshore (shipping) , Uniasselvi (higher education), Dominos Brasil (retail), Vero (telecom) and Cura (health).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer